EVOLUTION RESOURCES, INC.
143 Yazoo Avenue
Clarksdale, Mississippi 38614

July 6, 2010

U.S. Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C.  20549

Re:              Evolution Resources, Inc
Form 10-K for the year ended October 31, 2009 and
Form 10-Q for the period ending January 31, 2010, respectively
File No. 333-140306

Dear Mr. Littlepage:

 On behalf of Evolution Resources, Inc. (“Evolution,” “our” or “we”), I am pleased to submit this response to the comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) concerning the above referenced Form 10-K and Form 10-Q, as set forth in your letter dated May 26, 2010 (“Comment Letter”).  For convenience, the staff’s numbered comments are shown below, followed by Evolution’s responses in bold text.

Thank you, in advance, for your assistance and cooperation.  Should you require any further information or have any questions, please feel free to call our corporate and securities counsel, Jeffrey M. Quick, at (720) 259-3393 or me at (214) 549-7215.

Very truly yours,

/s/ Christopher P. Chambers
Christopher P. Chambers
Executive Vice President and
Chief Accounting Officer

Form 10-K for the year ended October 31, 2009
Item 8. Financial Statements
Notes to the Consolidated Financial Statements
Note 10 – Notes Payable, page F-16

1.
We noted your notes payable principle and interest amount totaling $1,602,752 are due January 31, 2010.  Reclassify on the face of your balance sheet the notes payable that are due to mature within twelve months of your balance sheet date, along with accrued interest, to report this amount within current liabilities.

Response:  We will revise the balance sheet to reflect the notes payable principle and interest totaling $1,602,752 as current liabilities.

Item 9. Evaluation of Disclosure Controls and Procedures, page 25

2.
Provide separate disclosures pertaining to your evaluation of your disclosure controls and procedures and your evaluation of your internal controls over financial reporting, pursuant to Items 307 and 308T of Regulation S-X, respectively.

Response:  We will provide separate disclosures for our evaluation of your disclosure controls and procedures and our evaluation of our internal controls over financial reporting, pursuant to Regulation S-X.

Certifications:

3.
Please note that the certifications required by the Exchange Act Rule 13a-14(a) must be in the exact form set forth in Item 601(b) (31) of Regulation S-K.  In this regard, we noted that your certifications filed as Exhibits 31.1 and 31.2 in both your original filing and amendment omit paragraph 4(d), and that the test in the included paragraphs has been altered from the requirements set forth in Item 601(b) (31).  Therefore, please file a Form 10-K amendment in full, complete form (including financials) to correct your certifications so that each one is in the exact form as required by Item 601(b) (31) of Regulation S-K.

Response:   We will revise the certifications to reflect the exact form set forth in Item 601(b) (31) of Regulation S-K and file an amended Form 10-K in full (including financials).

Form 10-Q for the period ending January 31, 2010
Item 1. Financial Statements
Notes to the Consolidated Financial Statements (Unaudited), page 5

4.
In your notes, please provide detailed disclosures describing the facts and circumstances related to the $2 million liability “Shares in Dispute”, held by the Company.”  Also, please explain to us your accounting treatment and refer us to the relevant literature that is the basis for your accounting.

Response:  We will provide additional detailed disclosures surrounding the facts and circumstances related to the $2 million liability “Shares in Dispute, held by the Company” in an amended Form 10-Q filing.

On October 30, 2009, the Company entered into an agreement with the seller of Liquafaction to cancel the initial consideration of 1,150,000 warrants to purchase the Buyer’s shares of common stock at $7.00 per share in exchange for the issuance of 500,000 shares of the Buyer’s common stock.  The Seller’s basis in the Company’s stock was determined to be market of $4.00 per share or $2 million as of October 30, 2009.

On November 25, 2009, the Company determined that the seller of Liquafaction was in breach of his purchase agreement with the Company due to non compliance with the initial purchase agreement.  As a result, the Company did not issue the 500,000 shares of common stock to the seller until the seller remedies the breach of the agreement.

The Company’s position regarding the accounting treatment surrounding this breach was to fully disclose the potential liability of $2 million, or 500,000 shares of common stock based on the initial valuation at October 31, 2009.  The Company reduced APIC by $1,999,500, common stock (par) by $500 and reflected the potential liability of $2 million in the current liabilities section of the Company’s balance sheet.

Note 3 – Going Concern, page 10

5.
Expand you disclosure within Note 3 and in your discussion of liquidity and capital resources within MD&A, to clearly address the material liquidity issues facing the Company.  You should quantify your working capital deficit and describe in detail your facts specific, viable plan for satisfying your current liabilities and the Notes Payable or clearly state that management has no such plans.

Response: We will expand our disclosure within Note 3 and in our discussion of liquidity and capital resources within MD&A to clearly address the material liquidity issues facing the Company.  Our revised Note 3 and discussion of liquidity and capital resources will say the following:

The Company had negative net working capital of $5,457,610 at January 31, 2010.  The Company has defaulted on notes payable principal and interest totaling $1,691,648 at January 31, 2010 related to the Liquafaction acquisition.  The Company also has not been able to pay monthly lease expenses associated with the Moses Lake facility in Washington which approximate $21,700 per month, these monthly payments have continued to accrue since the acquisition date.

The Company is currently attempting to sell the excess equipment at the Moses Lake, WA facility and plans to use the proceeds to pay down the outstanding principle and interest on the notes payable balances along with the current and past due lease expenses associated with the facility in Moses Lake, WA.  The Company is also in the process of attempting to re-negotiate the existing notes payable which are in default with the note holders.  The Company does not know if its attempts to re-negotiate with the existing note holders will be successful.  Under the existing notes payable agreements, the note holders may choose to exercise their rights under their respective security agreements to satisfy their outstanding balances with the Company.

If the effort to sell excess equipment and re-negotiate with existing note holders is unsuccessful, the Company will have to examine other alternatives to satisfy its existing current obligations, but has no other plan at this time.

Note 6 – Notes Payable, page 12

6.
We note you are in default on notes payable principle and interest amounts totaling $1,691,648 at January 31, 2010.  We also note under subsequent events that you have recently received default notices in connection with certain of these notes payable.  Reclassify on the face of your balance sheet the notes payable in default and the notes payable that are due to mature within twelve months of your balance sheet date, along with accrued interest, to report this amount within current liabilities.  You should also provide the disclosure required by 4-08 (c) of Regulation S-X.

Response: We will revise our balance sheet to reflect the notes payable principle and interest that are in default and the notes payable that are due within one year of the balance sheet date in current liabilities and we will provide the disclosure required by 4-08 (c) of Regulation S-X.

Certifications

7.
Refer to the prior comment no. 2.  Please also file a Form 10-Q amendment in full, complete form (including financials) to correct your certifications so that each one is in the exact from as required by Item 601 (b) (31) of Regulation S-K.

Response: We will revise the certifications to reflect the exact form set forth in Item 601(b) (31) of Regulation S-K and file an amended Form 10-Q in full (including financials) upon your approval of our responses to your comment letter.

In connection with our response to your comments on our filings, we acknowledge that:

• We are responsible for the adequacy and accuracy of the disclosure in the filing:

• Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the foregoing fairly responds to the Comment Letter.  The Company is prepared to provide the staff any additional information required by the staff in connection with its review.  We thank you in advance for your assistance in this matter.  If you have any questions or additional comments, please do not hesitate to contact us.

Sincerely,

/s/ Christopher P. Chambers
Christopher P. Chambers
Executive Vice President and Chief Accounting Officer